P.E. 12/31/01





02012279

RECEIVED
JAN 29 2002
U.S. POST OFFICE DELAYED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2001

Korea Telecom Corp.

PROCESSED
FEB 06 2002
THOMSON FINANCIAL

206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

Korea Telecom Corp. ("KT", NYSE;KTC) Record Date for Voting Rights and Dividend

Korea Telecom Corp. ("KT", "Company", NYSE;KTC) will close its shareholders registry from January 1, 2002 until January 31, 2002. The shareholders that are registered in the KT's shareholders registry as of December 31, 2001 will be entitled to exercise their voting rights at the ordinary general meeting of shareholders and to receive dividends for the 2001 fiscal year.

The date of the ordinary general meeting of shareholders and the proposed dividend rate will be notified to the shareholders upon the resolution of the board of directors' meeting which is scheduled to be held in February 2002.

The actual dividend rate will be subject to the approval of the ordinary general meeting of shareholders which is scheduled in March 2002. However, for your reference, KT informs you of that the annual ordinary general meeting of shareholders for the 2000 fiscal year was held on March 21, 2001 and the declared dividend rate before withholding tax was 12%(600 Korean Won) of the par value (5,000 Korean Won) of KT common stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 11, 2001

Korea Telecom Corp.



By: ______________________
Name: Joong-Soo Nam
Title: Executive Vice President and Chief Financial Officer